SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

PERVASIP CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

715709 10 9
   (CUSIP Number)

May 6, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP NO. 715709 10 1                                                               SCHEDULE 13G

1.           NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Paul H. Riss

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a)       ☐
       (b)       ☐

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF                                           5.           SOLE VOTING POWER                                                      3,375,334
SHARES
BENEFICIALLY                                      6.           SHARED VOTING POWER
OWNED BY
EACH                                                        7.           SOLE DISPOSITIVE POWER                                             3,375,334
REPORTING
PERSON WITH                                       8.           SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,375,334

10.          CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES☐

11.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 10.8%

12.          TYPE OF REPORTING PERSON

IN

CUSIP NO. 715709 10 1                                                                 SCHEDULE 13G

Item 1(a).                              Name of Issuer:

Pervasip Corp.

Item 1(b).                              Address of Issuer's Principal Executive Offices:

75 South Broadway, Suite 400, White Plains, New York 10601

Item 2(a).                              Name of Person Filing:

Paul H. Riss

Item 2(b).                              Address of Principal Business Office:

75 South Broadway, Suite 400, White Plains, New York 10601

Item 2(c).                              Citizenship:

U.S.A.

Item 2(d).                              Title of Class of Securities:

Common Stock, par value $.10 per share

Item 2(e).                              CUSIP Number:

715709 10 9

Item 3.                 Type of Reporting Person:

This Schedule is filed pursuant to Rule 13d-1(c).

Item 4.                 Ownership.

(a)              Amount beneficially owned:

3,375,334 shares

(b)              Percent of class:

10.8%

(c)              Number of shares to which such person has:

(i)        Sole power to vote or direct vote:

3,375,334 shares

(ii)        Shared power to vote or direct vote:

0 shares

(iii)      Sole power to dispose or to direct the disposition of:

3,375,334 shares

(iv)        Shared power to dispose or direct the disposition of:

0 shares

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person or Control Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                              Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 715709 10 1                                                                 SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2010                                                                                      /s/ Paul H. Riss
Paul H. Riss